







JOIN THE NAIA COMMUNITY

Raised $642,205 from 324 investors on September 2018

Follow (183)

retail food b2c grocery stores main street

16 years of original, award-winning gelato

Sixteen years ago, we opened a scoop shop in Downtown Berkeley to bring great tasting gelato with simple, real ingredients to Northern CA. Now we sell gelato tubs and Bar Gelato, our signature "gelato on a stick," in 250+ retailers across Northern CA. We were named one of the San Francisco Business Times' fastest-growing businesses five years in a row, and with the capital to update and expand our creamery, we're primed to break into the national market.

Chris Tan
CEO and Co-Founder
Former Director of Engineering turned gelato entrepreneur with 18+ years in product development.

BAR GELATO
BAR GELATO
By Naia

Bar gelato.

Why you may want to invest

1. $2.9M in revenues in 2017.
2. Sold in 250+ Northern California stores.
3. 51% profit margin for branded products.
4. 16 years in operation.
5. Named in the San Francisco Business Times' fastest-growing private company list each year from 2013-2017.
6. Won three national awards for coffee, pistachio, and burnt caramel flavors.

Our Ambition

We are here to leverage the success we have had with our products in Northern California and grow our company to a national level and beyond. Given the success of our flavors there's no reason why Naia's products should not be in every major retailer.

gelaterianaia.com

Hercules, CA

Why I Like Naia

TCHO was founded back in 2005 to set a new bar for new American chocolate. Along the way we met Chris and Trevor, who took a look at our entire chocolate making process and figured out a unique way to get the essence of TCHO into gelato form — and it's delicious. A few years later, we came up with the idea of "Galactic Gelato" and asked Naia to figure out how to get mint gelato into our chocolate using an astronaut-ready freeze drying process. They think outside the box, and you can taste it in their gelato. Naia is more than just yummy gelato and ice cream wizardry. The food business is tough, but these guys have been around for sixteen years and they're still hungry, and still scrappy.



Jane Metcalfe
NAIA INVESTOR, FOUNDER OF WIRED MAGAZINE, FORMER PRESIDENT OF TCHO CHOCOLATE.

THE BUZZ ABOUT NAIA

I enjoyed my first cup of Naia's gelato 15 years ago, and kept looking forward to my next. Nine years ago while on the board at ICA [Inner City Advisors] I met Chris and Trevor, and took a personal interest in helping the company grow their team and their reach. These guys are resourceful, smart, and aren't afraid to think different. They run a tight ship with fair but firm leadership. They have shown extraordinary endurance in running an entrepreneur's marathon. And I'm impressed they were able to win over the bank's due diligence and commitment first, *before* looking for equity here.

 **Michael Bush**
Naia Investor, CEO at Great Place To Work®

As I have been following Naia over the years, I came to enjoy how the owners applied Lean Startup principles to a gelato company. I came to admire their deep operational competences about manufacturing, distribution and branding, putting scarce resources to work efficiently. And yes, gelato is leaner than traditional ice cream (as I'm writing this, I have three Naia tubs in my freezer). A former FOOD FUNDED finalist, Naia's transparency about sourcing their ingredients from local suppliers is well in line with where customer demand is growing.

 **Arno Hesse**

I enjoyed my first cup of Naia's gelato 15 years ago, and kept looking forward to my next. Nine years ago while on the board at ICA [Inner City Advisors] I met Chris and Trevor, and took a personal interest in helping the company grow their team and their reach. These guys are resourceful, smart, and aren't afraid to think different. They run a tight ship with fair but firm leadership. They have shown extraordinary endurance in running an entrepreneur's marathon. And I'm impressed they were able to win over the bank's due diligence and commitment first, *before* looking for equity here.

 **Michael Bush**
Naia Investor, CEO at Great Place To Work®

As I have been following Naia over the years, I came to enjoy how the owners applied Lean Startup principles to a gelato company. I came to admire their deep operational competences about manufacturing, distribution and branding, putting scarce resources to work efficiently. And yes, gelato is leaner than traditional ice cream (as I'm writing this, I have three Naia tubs in my freezer). A former FOOD FUNDED finalist, Naia's transparency about sourcing their ingredients from local suppliers is well in line with where customer demand is growing.

 **Arno Hesse**

I enjoyed my first cup of Naia's gelato 15 years ago, and kept looking forward to my next. Nine years ago while on the board at ICA [Inner City Advisors] I met Chris and Trevor, and took a personal interest in helping the company grow their team and their reach. These guys are resourceful, smart, and aren't afraid to think different. They run a tight ship with fair but firm leadership. They have shown extraordinary endurance in running an entrepreneur's marathon. And I'm impressed they were able to win over the bank's due diligence and commitment first, *before* looking for equity here.

 **Michael Bush**
Naia Investor, CEO at Great Place To Work®

"As I have been following Naia over the years, I came to enjoy how the owners applied Lean Startup principles to a gelato company. I came to admire their deep operational competences about manufacturing, distribution and branding, putting scarce resources to work efficiently. And yes, gelato is leaner than traditional ice cream (as I'm writing this, I have three Naia tubs in my freezer). A former FOOD FUNDED finalist, Naia's transparency about sourcing their ingredients from local suppliers is well in line with where customer demand is growing.

Arno Hesse

"I enjoyed my first cup of Naia's gelato 15 years ago, and kept looking forward to my next. Nine years ago while on the board at ICA [Inner City Advisors] I met Chris and Trevor, and took a personal interest in helping the company grow their team and their reach. These guys are resourceful, smart, and aren't afraid to think different. They run a tight ship with fair but firm leadership. They have shown extraordinary endurance in running an entrepreneur's marathon. And I'm impressed they were able to win over the bank's due diligence and commitment first, *before* looking for equity here.

Michael Bush
Naia Investor, CEO at Great Place To Work®

"As I have been following Naia over the years, I came to enjoy how the owners applied Lean Startup principles to a gelato company. I came to admire their deep operational competences about manufacturing, distribution and branding, putting scarce resources to work efficiently. And yes, gelato is leaner than traditional ice cream (as I'm writing this, I have three Naia tubs in my freezer). A former FOOD FUNDED finalist, Naia's transparency about sourcing their ingredients from local suppliers is well in line with where customer demand is growing.

Arno Hesse

"I enjoyed my first cup of Naia's gelato 15 years ago, and kept looking forward to my next. Nine years ago while on the board at ICA [Inner City Advisors] I met Chris and Trevor, and took a personal interest in helping the company grow their team and their reach. These guys are resourceful, smart, and aren't afraid to think different. They run a tight ship with fair but firm leadership. They have shown extraordinary endurance in running an entrepreneur's marathon. And I'm impressed they were able to win over the bank's due diligence and commitment first, *before* looking for equity here.

Michael Bush
Naia Investor, CEO at Great Place To Work®

"As I have been following Naia over the years, I came to enjoy how the owners applied Lean Startup principles to a gelato company. I came to admire their deep operational competences about manufacturing, distribution and branding, putting scarce resources to work efficiently. And yes, gelato is leaner than traditional ice cream (as I'm writing this, I have three Naia tubs in my freezer). A former FOOD FUNDED finalist, Naia's transparency about sourcing their ingredients from local suppliers is well in line with where customer demand is growing.

Arno Hesse

"I enjoyed my first cup of Naia's gelato 15 years ago, and kept looking forward to my next. Nine years ago while on the board at ICA [Inner City Advisors] I met Chris and Trevor, and took a personal interest in helping the company grow their team and their reach. These guys are resourceful, smart, and aren't afraid to think different. They run a tight ship with fair but firm leadership. They have shown extraordinary endurance in running an entrepreneur's marathon. And I'm impressed they were able to win over the bank's due diligence and commitment first, *before* looking for equity here.

Michael Bush
Naia Investor, CEO at Great Place To Work®

"As I have been following Naia over the years, I came to enjoy how the owners applied Lean Startup principles to a gelato company. I came to admire their deep operational competences about manufacturing, distribution and branding, putting scarce resources to work efficiently. And yes, gelato is leaner than traditional ice cream (as I'm writing this, I have three Naia tubs in my freezer). A former FOOD FUNDED finalist, Naia's transparency about sourcing their ingredients from local suppliers is well in line with where customer demand is growing.

Arno Hesse

"I enjoyed my first cup of Naia's gelato 15 years ago, and kept looking forward to my next. Nine years ago while on the board at ICA [Inner City Advisors] I met Chris and Trevor, and took a personal interest in helping the company grow their team and their reach. These guys are resourceful, smart, and aren't afraid to think different. They run a tight ship with fair but firm leadership. They have shown extraordinary endurance in running an entrepreneur's marathon. And I'm impressed they were able to win over the bank's due diligence and commitment first, *before* looking for equity here.

Michael Bush
Naia Investor, CEO at Great Place To Work®

> *As I have been following Naia over the years, I came to enjoy how the owners applied Lean Startup principles to a gelato company. I came to admire their deep operational competences about manufacturing, distribution and branding, putting scarce resources to work efficiently. And yes, gelato is leaner than traditional ice cream (as I'm writing this, I have three Naia tubs in my freezer). A former FOOD FUNDED finalist, Naia's transparency about sourcing their ingredients from local suppliers is well in line with where customer demand is growing.*

Arno Hesse

> *I enjoyed my first cup of Naia's gelato 15 years ago, and kept looking forward to my next. Nine years ago while on the board at ICA [Inner City Advisors] I met Chris and Trevor, and took a personal interest in helping the company grow their team and their reach. These guys are resourceful, smart, and aren't afraid to think different. They run a tight ship with fair but firm leadership. They have shown extraordinary endurance in running an entrepreneur's marathon. And I'm impressed they were able to win over the bank's due diligence and commitment first, *before* looking for equity here.*

Michael Bush
Naia Investor, CEO at Great Place To Work®

> *As I have been following Naia over the years, I came to enjoy how the owners applied Lean Startup principles to a gelato company. I came to admire their deep operational competences about manufacturing, distribution and branding, putting scarce resources to work efficiently. And yes, gelato is leaner than traditional ice cream (as I'm writing this, I have three Naia tubs in my freezer). A former FOOD FUNDED finalist, Naia's transparency about sourcing their ingredients from local suppliers is well in line with where customer demand is growing.*

Arno Hesse

> *I enjoyed my first cup of Naia's gelato 15 years ago, and kept looking forward to my next. Nine years ago while on the board at ICA [Inner City Advisors] I met Chris and Trevor, and took a personal interest in helping the company grow their team and their reach. These guys are resourceful, smart, and aren't afraid to think different. They run a tight ship with fair but firm leadership. They have shown extraordinary endurance in running an entrepreneur's marathon. And I'm impressed they were able to win over the bank's due diligence and commitment first, *before* looking for equity here.*

Michael Bush
Naia Investor, CEO at Great Place To Work®

> *As I have been following Naia over the years, I came to enjoy how the owners applied Lean Startup principles to a gelato company. I came to admire their deep operational competences about manufacturing, distribution and branding, putting scarce resources to work efficiently. And yes, gelato is leaner than traditional ice cream (as I'm writing this, I have three Naia tubs in my freezer). A former FOOD FUNDED finalist, Naia's transparency about sourcing their ingredients from local suppliers is well in line with where customer demand is growing.*

Arno Hesse

> *I enjoyed my first cup of Naia's gelato 15 years ago, and kept looking forward to my next. Nine years ago while on the board at ICA [Inner City Advisors] I met Chris and Trevor, and took a personal interest in helping the company grow their team and their reach. These guys are resourceful, smart, and aren't afraid to think different. They run a tight ship with fair but firm leadership. They have shown extraordinary endurance in running an entrepreneur's marathon. And I'm impressed they were able to win over the bank's due diligence and commitment first, *before* looking for equity here.*

Michael Bush
Naia Investor, CEO at Great Place To Work®

> *As I have been following Naia over the years, I came to enjoy how the owners applied Lean Startup principles to a gelato company. I came to admire their deep operational competences about manufacturing, distribution and branding, putting scarce resources to work efficiently. And yes, gelato is leaner than traditional ice cream (as I'm writing this, I have three Naia tubs in my freezer). A former FOOD FUNDED finalist, Naia's transparency about sourcing their ingredients from local suppliers is well in line with where customer demand is growing.*

Arno Hesse

> *I enjoyed my first cup of Naia's gelato 15 years ago, and kept looking forward to my next. Nine years ago while on the board at ICA [Inner City Advisors] I met Chris and Trevor, and took a personal interest in helping the company grow their team and their reach. These guys are resourceful, smart, and aren't afraid to think different. They run a tight ship with fair but firm leadership. They have shown extraordinary endurance in running an entrepreneur's marathon. And I'm impressed they were able to win over the bank's due diligence and commitment first, *before* looking for equity here.*

Michael Bush
Naia Investor, CEO at Great Place To Work®

"As I have been following Naia over the years, I came to enjoy how the owners applied Lean Startup principles to a gelato company. I came to admire their deep operational competences about manufacturing, distribution and branding, putting scarce resources to work efficiently. And yes, gelato is leaner than traditional ice cream (as I'm writing this, I have three Naia tubs in my freezer). A former FOOD FUNDED finalist, Naia's transparency about sourcing their ingredients from local suppliers is well in line with where customer demand is growing.

 **Arno Hesse**

I enjoyed my first cup of Naia's gelato 15 years ago, and kept looking forward to my next. Nine years ago while on the board at ICA [Inner City Advisors] I met Chris and Trevor, and took a personal interest in helping the company grow their team and their reach. These guys are resourceful, smart, and aren't afraid to think different. They run a tight ship with fair but firm leadership. They have shown extraordinary endurance in running an entrepreneur's marathon. And I'm impressed they were able to win over the bank's due diligence and commitment first, *before* looking for equity here.

 **Michael Bush**
Naia Investor, CEO at Great Place To Work®

"As I have been following Naia over the years, I came to enjoy how the owners applied Lean Startup principles to a gelato company. I came to admire their deep operational competences about manufacturing, distribution and branding, putting scarce resources to work efficiently. And yes, gelato is leaner than traditional ice cream (as I'm writing this, I have three Naia tubs in my freezer). A former FOOD FUNDED finalist, Naia's transparency about sourcing their ingredients from local suppliers is well in line with where customer demand is growing.

 **Arno Hesse**

I enjoyed my first cup of Naia's gelato 15 years ago, and kept looking forward to my next. Nine years ago while on the board at ICA [Inner City Advisors] I met Chris and Trevor, and took a personal interest in helping the company grow their team and their reach. These guys are resourceful, smart, and aren't afraid to think different. They run a tight ship with fair but firm leadership. They have shown extraordinary endurance in running an entrepreneur's marathon. And I'm impressed they were able to win over the bank's due diligence and commitment first, *before* looking for equity here.

 **Michael Bush**
Naia Investor, CEO at Great Place To Work®

"As I have been following Naia over the years, I came to enjoy how the owners applied Lean Startup principles to a gelato company. I came to admire their deep operational competences about manufacturing, distribution and branding, putting scarce resources to work efficiently. And yes, gelato is leaner than traditional ice cream (as I'm writing this, I have three Naia tubs in my freezer). A former FOOD FUNDED finalist, Naia's transparency about sourcing their ingredients from local suppliers is well in line with where customer demand is growing.

 **Arno Hesse**

I enjoyed my first cup of Naia's gelato 15 years ago, and kept looking forward to my next. Nine years ago while on the board at ICA [Inner City Advisors] I met Chris and Trevor, and took a personal interest in helping the company grow their team and their reach. These guys are resourceful, smart, and aren't afraid to think different. They run a tight ship with fair but firm leadership. They have shown extraordinary endurance in running an entrepreneur's marathon. And I'm impressed they were able to win over the bank's due diligence and commitment first, *before* looking for equity here.

 **Michael Bush**
Naia Investor, CEO at Great Place To Work®

"As I have been following Naia over the years, I came to enjoy how the owners applied Lean Startup principles to a gelato company. I came to admire their deep operational competences about manufacturing, distribution and branding, putting scarce resources to work efficiently. And yes, gelato is leaner than traditional ice cream (as I'm writing this, I have three Naia tubs in my freezer). A former FOOD FUNDED finalist, Naia's transparency about sourcing their ingredients from local suppliers is well in line with where customer demand is growing.

 **Arno Hesse**

I enjoyed my first cup of Naia's gelato 15 years ago, and kept looking forward to my next. Nine years ago while on the board at ICA [Inner City Advisors] I met Chris and Trevor, and took a personal interest in helping the company grow their team and their reach. These guys are resourceful, smart, and aren't afraid to think different. They run a tight ship with fair but firm leadership. They have shown extraordinary endurance in running an entrepreneur's marathon. And I'm impressed they were able to win over the bank's due diligence and commitment first, *before* looking for equity here.

 **Michael Bush**
Naia Investor, CEO at Great Place To Work®

> *As I have been following Naia over the years, I came to enjoy how the owners applied Lean Startup principles to a gelato company. I came to admire their deep operational competences about manufacturing, distribution and branding, putting scarce resources to work efficiently. And yes, gelato is leaner than traditional ice cream (as I'm writing this, I have three Naia tubs in my freezer). A former FOOD FUNDED finalist, Naia's transparency about sourcing their ingredients from local suppliers is well in line with where customer demand is growing.*

Arno Hesse

> *I enjoyed my first cup of Naia's gelato 15 years ago, and kept looking forward to my next. Nine years ago while on the board at ICA [Inner City Advisors] I met Chris and Trevor, and took a personal interest in helping the company grow their team and their reach. These guys are resourceful, smart, and aren't afraid to think different. They run a tight ship with fair but firm leadership. They have shown extraordinary endurance in running an entrepreneur's marathon. And I'm impressed they were able to win over the bank's due diligence and commitment first, *before* looking for equity here.*

Michael Bush
Naia Investor, CEO at Great Place To Work®

> *As I have been following Naia over the years, I came to enjoy how the owners applied Lean Startup principles to a gelato company. I came to admire their deep operational competences about manufacturing, distribution and branding, putting scarce resources to work efficiently. And yes, gelato is leaner than traditional ice cream (as I'm writing this, I have three Naia tubs in my freezer). A former FOOD FUNDED finalist, Naia's transparency about sourcing their ingredients from local suppliers is well in line with where customer demand is growing.*

Arno Hesse

> *I enjoyed my first cup of Naia's gelato 15 years ago, and kept looking forward to my next. Nine years ago while on the board at ICA [Inner City Advisors] I met Chris and Trevor, and took a personal interest in helping the company grow their team and their reach. These guys are resourceful, smart, and aren't afraid to think different. They run a tight ship with fair but firm leadership. They have shown extraordinary endurance in running an entrepreneur's marathon. And I'm impressed they were able to win over the bank's due diligence and commitment first, *before* looking for equity here.*

Michael Bush
Naia Investor, CEO at Great Place To Work®

> *As I have been following Naia over the years, I came to enjoy how the owners applied Lean Startup principles to a gelato company. I came to admire their deep operational competences about manufacturing, distribution and branding, putting scarce resources to work efficiently. And yes, gelato is leaner than traditional ice cream (as I'm writing this, I have three Naia tubs in my freezer). A former FOOD FUNDED finalist, Naia's transparency about sourcing their ingredients from local suppliers is well in line with where customer demand is growing.*

Arno Hesse

> *I enjoyed my first cup of Naia's gelato 15 years ago, and kept looking forward to my next. Nine years ago while on the board at ICA [Inner City Advisors] I met Chris and Trevor, and took a personal interest in helping the company grow their team and their reach. These guys are resourceful, smart, and aren't afraid to think different. They run a tight ship with fair but firm leadership. They have shown extraordinary endurance in running an entrepreneur's marathon. And I'm impressed they were able to win over the bank's due diligence and commitment first, *before* looking for equity here.*

Michael Bush
Naia Investor, CEO at Great Place To Work®

> *As I have been following Naia over the years, I came to enjoy how the owners applied Lean Startup principles to a gelato company. I came to admire their deep operational competences about manufacturing, distribution and branding, putting scarce resources to work efficiently. And yes, gelato is leaner than traditional ice cream (as I'm writing this, I have three Naia tubs in my freezer). A former FOOD FUNDED finalist, Naia's transparency about sourcing their ingredients from local suppliers is well in line with where customer demand is growing.*

Arno Hesse



2002

2006
5th Scoop Shop Opens
All of them supplied by our own small, central kitchen.

2009

2011
Bar Gelato, Our First Consumer Packaged Product, Launches

2014

2018

2019
Nationwide Distribution Starts

Our Growth

27%	149%	51%	$2.9 million
Bar Gelato growth YOY (Q1 2018 to Q1 2017)	Naia Tub growth YOY (Q1 2018 to Q1 2017)	Margins on Naia branded products	Revenue in 2017

Plus, we made San Francisco Business Times' Fastest-Growing Private Companies List each year between 2013 and 2017!

Meet the Founders





Chris Tan
CEO and Co-Founder
Former Director of Engineering turned gelato entrepreneur with 18+ years in product development.

Trevor Morris
VP Operations and Co-founder
28+ years in food & beverage operations including Brinker International. Grew up on a dairy.

AND THE REST OF THE TEAM









Craig Nisbet
Sales Manager
28+ years in distribution and sales management at Loacker's cookies and other ice cream companies.

Ray Williams
Distribution Manager
20+ years in distribution and ops management at Coca-Cola, Foster Farms Dairy, and Markstein Sales.

Danny Rynning
Catering Manager
13+ years with Naia at nearly every position in the company.

Elsa Vasquez
Accounting Manager
25+ years of experience with startup and enterprise accounting.

Raised $4,648,859 From 330+ Investors

$35,000	$259,000	$357,140	$150,000	$250,000
April 2004	January 2005	October 2013	December 2013	January 2015
LOAN	LOAN	LOAN	LOAN	LOAN

$70,000	$100,000	$50,000	$48,400	$7,451

December 2015	February 2016	March 2016	March 2016	June 2016
PRICED ROUND	PRICED ROUND	LOAN	LOAN	LOAN
$64,128	$20,864	$57,500	$30,000	$45,000
September 2016	December 2016	January 2017	February 2017	March 2017
LOAN	LOAN	PRICED ROUND	PRICED ROUND	PRICED ROUND
$25,000	$25,000	$642,205	$1,898,000	$275,000
January 2018	March 2018	September 2018	September 2018	In Progress
PRICED ROUND	PRICED ROUND		LOAN	LOAN

	$239,171	
	In Progress	
	LOAN	



Leandro Margulis

Business Accelerator. People Connector.



Julian E. Metcalf

Local government and public sector consultant.



Edgar Lambert

IT Tech



David D. Sproul, Sr.

BS Math from Vanderbilt and MS Aerospace Engineering from Georgia Tech



Brian Manley

Well-travelled investor. Dozens of startup investments. Finance background, can help raise additional capital.



Arno Hesse

All about strengthening communities by rebuilding local economies. Co-founded Credibles (@EdibleCredits). @SlowMoney investor.

MORE INVESTORS

